UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-252540

LDH GROWTH CORP I
(Exact name of registrant as specified in its charter)

78 SW 7th Street, 9th Floor
Miami, Florida 33130
(Address of Principal Executive Offices)

+1 (786) 524-1028
(Registrant’s Telephone Number, Including Area Code)

Units, each consisting of one share of Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant
Class A ordinary share included as part of the units
Redeemable warrants included as part of the units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, LDH Growth Corp I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LDH GROWTH CORP I

Date: April 4, 2023	By:	/s/ Alexander Fortmuller
Alexander Fortmuller
Chief Executive Officer and Chief Financial Officer